UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Data Domain, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23767P109

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23767P109

1.	Names of Reporting Persons Sutter Hill Ventures, A California Limited Partnership 77-0287059

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,917,568

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 4,917,568

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,917,568

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.7%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 23767P109

1.	Names of Reporting Persons David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 220,436*

	6.	Shared Voting Power 4,917,568**

	7.	Sole Dispositive Power 220,436*

	8.	Shared Dispositive Power 4,917,568**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,138,004

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.1%

12.	Type of Reporting Person (See Instructions) IN

*   Includes 220,436 shares held by Anvest, L.P. of which the reporting person is the General Partner.  The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person's pecuniary interest therein.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person's pecuniary interest therein.

CUSIP No. 23767P109

1.	Names of Reporting Persons G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 292,132*

	6.	Shared Voting Power 4,917,568**

	7.	Sole Dispositive Power 292,132*

	8.	Shared Dispositive Power 4,917,568**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,209,700

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.2%

12.	Type of Reporting Person (See Instructions) IN

*   Includes 292,132 shares held by Saunders Holdings, L.P. of which the reporting person is a General Partner.  The reporting person disclaims beneficial ownership of the partnership's shares except as to the reporting person's pecuniary interest therein.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person's pecuniary interest therein.

CUSIP No. 23767P109

1.	Names of Reporting Persons William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 344,950*

	6.	Shared Voting Power 4,917,568**

	7.	Sole Dispositive Power 344,950*

	8.	Shared Dispositive Power 4,917,568**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,262,518

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.3%

12.	Type of Reporting Person (See Instructions) IN

*   Includes 310,762 shares held in The Younger Living Trust of which the reporting person is the trustee and 34,188 shares owned by the children of the reporting person.  The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest therein.  The reporting person disclaims beneficial ownership of the children’s shares.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person's pecuniary interest therein.

CUSIP No. 23767P109

1.	Names of Reporting Persons Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 490,056*

	6.	Shared Voting Power 4,917,568**

	7.	Sole Dispositive Power 490,056*

	8.	Shared Dispositive Power 4,917,568**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,407,624

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.5%

12.	Type of Reporting Person (See Instructions) IN

*  Includes 93,127 shares held in The Coxe Revocable Trust of which the reporting person is a trustee, 296,367 shares held by a retirement trust for the benefit of the reporting person and 100,562 shares held by Rooster Partners, L.P.  of which the reporting person is a trustee of a trust which is the General Partner.  The reporting person disclaims beneficial ownership of the revocable trust’s and the partnership’s shares except as to the reporting person's pecuniary interest therein.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person's pecuniary interest therein.

CUSIP No. 23767P109

1.	Names of Reporting Persons Gregory P. Sands

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 53,772*

	6.	Shared Voting Power 4,917,568**

	7.	Sole Dispositive Power 53,772*

	8.	Shared Dispositive Power 4,917,568**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,971,340

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.8%

12.	Type of Reporting Person (See Instructions) IN

*   Includes 42,505 shares held in the Gregory P. and Sarah J.D. Sands Trust Agreement of which the reporting person is a trustee and 11,267 shares held in the Gregory P. Sands Charitable Remainder Unitrust of which the reporting person is the trustee. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person's pecuniary interest therein.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person's pecuniary interest therein.

CUSIP No. 23767P109

1.	Names of Reporting Persons James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 27,031*

	6.	Shared Voting Power 4,917,568**

	7.	Sole Dispositive Power 27,031*

	8.	Shared Dispositive Power 4,917,568**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,944,599

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.7%

12.	Type of Reporting Person (See Instructions) IN

*  Includes 12,651 shares held by Tallack Partners, L.P. of which the reporting person is the General Partner. The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person's pecuniary interest therein.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person's pecuniary interest therein.

CUSIP No. 23767P109

1.	Names of Reporting Persons James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 53,772*

	6.	Shared Voting Power 4,917,568**

	7.	Sole Dispositive Power 53,772*

	8.	Shared Dispositive Power 4,917,568**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,971,340

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.8%

12.	Type of Reporting Person (See Instructions) IN

*  Includes 53,772 shares held in The White Family Trust of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest therein.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person's pecuniary interest therein.

CUSIP No. 23767P109

1.	Names of Reporting Persons Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 107,543*

	6.	Shared Voting Power 4,917,568**

	7.	Sole Dispositive Power 107,543*

	8.	Shared Dispositive Power 4,917,568**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,025,111

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.9%

12.	Type of Reporting Person (See Instructions) IN

*  Includes 107,543 shares held in the Jeffrey W. and Christina R. Bird Trust Agreement of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest therein.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person's pecuniary interest therein.

CUSIP No. 23767P109

1.	Names of Reporting Persons David E. Sweet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 72,861*

	6.	Shared Voting Power 4,917,568**

	7.	Sole Dispositive Power 72,861*

	8.	Shared Dispositive Power 4,917,568**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,990,429

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.8%

12.	Type of Reporting Person (See Instructions) IN

*   Includes 72,861 shares held by a retirement trust for the benefit of the reporting person.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person's pecuniary interest therein.

CUSIP No. 23767P109

1.	Names of Reporting Persons Andrew T. Sheehan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,917,568*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,917,568*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,917,568

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.7%

12.	Type of Reporting Person (See Instructions) IN

* Shares held by Sutter Hill Ventures, A California Limited Partnership, of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person's pecuniary interest therein.

Item 1.
	(a)	Name of Issuer Data Domain, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 2300 Central Expressway, Santa Clara, CA 95050

Item 2.
	(a)	Name of Person Filing Exhibit A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Exhibit A
	(c)	Citizenship See Exhibit A
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 23767P109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Exhibit A which is hereby incorporated by reference and related pages 2 to 12
(b) Percent of class: See Exhibit A which is hereby incorporated by reference and related pages 2 to 12
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote ***
(ii) Shared power to vote or to direct the vote ***
(iii) Sole power to dispose or to direct the disposition of ***
(iv) Shared power to dispose or to direct the disposition of ***

*** See Exhibit A which is hereby incorporated by reference and related pages 2 to 12. Messrs. Anderson, Baker, Younger, Coxe, Sands, Gaither, White, Bird, Sweet and Sheehan are Managing Directors of the General Partner of Sutter Hill Ventures, A California Limited Partnership, and as such share voting and dispositive power over the shares held by the partnership.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
See Exhibit A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/12/2008
Date
Sutter Hill Ventures, A California Limited Partnership /s/ James N. White
Signature
James N. White Managing Director of the General Partner
Name/Title
/s/ David L. Anderson
Signature
/s/ G. Leonard Baker, Jr.
Signature
/s/ William H. Younger, Jr.
Signature
/s/ Tench Coxe
Signature
/s/ Gregory P. Sands
Signature
/s/ James C. Gaither
Signature
/s/ James N. White
Signature
/s/ Jeffrey W. Bird
Signature
/s/ David E. Sweet
Signature
/s/ Andrew T. Sheehan
Signature

EXHIBIT A TO SCHEDULE 13G - DATA DOMAIN, INC.

	Aggregate Number of Shares Beneficially Owned				% of Total Shares
Name of Originator	Individual		Aggregate

Sutter Hill Ventures, A California Limited Partnership	4,917,568				8.7%

David L. Anderson	220,436	Note 2			0.4%
			5,138,004	Note 1	9.1%

G. Leonard Baker, Jr.	292,132	Note 3			0.5%
			5,209,700	Note 1	9.2%

William H. Younger, Jr.	344,950	Note 4			0.6%
			5,262,518	Note 1	9.3%

Tench Coxe	490,056	Note 5			0.9%
			5,407,624	Note 1	9.5%

Gregory P. Sands	53,772	Note 6			0.1%
			4,971,340	Note 1	8.8%

James C. Gaither	27,031	Note 7			0.0%
			4,944,599	Note 1	8.7%

James N. White	53,772	Note 8			0.1%
			4,971,340	Note 1	8.8%

Jeffrey W. Bird	107,543	Note 9			0.2%
			5,025,111	Note 1	8.9%

David E. Sweet	72,861	Note 10			0.1%
			4,990,429	Note 1	8.8%

Andrew T. Sheehan	0				0.0%
			4,917,568	Note 1	8.7%

The partnerships are organized in California. The individuals are all U.S. citizens and residents.

None of the above has been convicted in any criminal proceedings nor have they been subject to judgments, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1:  Includes individual shares plus all shares held by Sutter Hill Ventures, A California Limited Partnership, of which the reporting person is a Managing Director of the General Partner.  The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 2:  Includes 220,436 shares held by Anvest, L.P. of which the reporting person is the General Partner.  The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 3: Includes 292,132 shares held by Saunders Holdings, L.P.  of which the reporting person is a General Partner.  The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 4:  Includes 310,762 shares held in The Younger Living Trust of which the reporting person is the trustee and 34,188 shares owned by the children of the reporting person. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest therein.  The reporting person disclaims beneficial ownership of the children’s shares.

Note 5:  Includes 93,127 shares held in The Coxe Revocable Trust of which the reporting person is a trustee, 296,367 shares held by a retirement trust for the benefit of the reporting person and 100,562 shares held by Rooster Partners, L.P. of which the reporting person is a trustee of a trust which is the General Partner.  The reporting person disclaims beneficial ownership of the revocable trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 6: Includes 42,505 shares held in the Gregory P. and Sarah J.D. Sands Trust Agreement of which the reporting person is a trustee and 11,267 shares  held in the Gregory P. Sands Charitable Remainder Unitrust of which the reporting person is the trustee. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest therein.

Note 7: Includes 12,651 shares held by Tallack Partners, L.P. of which the reporting person is the General Partner. The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 8: Includes 53,772 shares held in The White Family Trust of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest therein.

Note 9: Includes 107,543 shares held in the Jeffrey W. and Christina R. Bird Trust Agreement of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest therein.

Note 10: Includes 72,861 shares held by a retirement trust for the benefit of the reporting person.